JONATHAN B. ABRAM

(612) 343-7962
FAX (612) 340-2868
abram.jonathan@dorsey.com

January 23, 2006

VIA FEDERAL EXPRESS AND EDGAR

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Lawson Holdings, Inc.
Registration Statement on Form S-4 (the “Form S-4”)
File No. 333-129862
Date Filed: November 21, 2005

Lawson Software, Inc.
Form 10-K for the fiscal year ended May 31, 2005
Filed on August 1, 2005
Form 10-K/A for the fiscal year ended May 31, 2005
Filed on September 28, 2005
Form 10-Q for the fiscal quarter ended August 31, 2005
Filed on October 11, 2005
Form 10-Q/A for the fiscal quarter ended August 31, 2005
Filed on October 17, 2005
Current Reports on Form 8-K filed on June 7, 2005, June 8, 2005,
June 30, 2005, September 16, 2005, September 29, 2005,
October 5, 2005 and November 21, 2005
File No. 0-33335

Dear Mr. Shuman:

On behalf of Lawson Holdings, Inc., a Delaware corporation (“Lawson Holdings”) and Lawson Software, Inc., a Delaware corporation (“Lawson Software” and collectively with the Lawson Holdings, “Lawson”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated December 21, 2005 (the “Comment Letter”).  For ease of reference in this letter, the Commission’s comments contained in the Comment Letter appear directly above Lawson’s responses.  To aid the Staff with its review, we have enclosed three courtesy copies of Amendment No. 1 to Lawson’s Form S-4, as filed with the Commission on

January 23, 2006, marked to show changes from Lawson’s Form S-4, filed with the Commission on November 21, 2005.

General

1.                     It appears that Symphony Technology Group and Tennenbaum Capital Partners entered into irrevocable agreements to exchange their shares of Intentia for shares of Lawson Holdings, subject to the satisfaction of the conditions of the proposed exchange offer.  Tell us the exemption from registration relied upon with respect to the offer and sale of the Lawson Holdings shares to the Intentia holders who entered into these irrevocable agreements and provide us the factual basis you relied upon in concluding the exemption was available.

Response:

Lawson believes that the undertakings signed by Symphony and Tennenbaum do not constitute a completed private placement of the shares of Lawson Holdings to be issued to Symphony and Tennenbaum in connection with the transactions described in the Form S-4 (the “Combination”) and that such shares may be registered on the Form S-4.  Lawson bases this belief on the Staff’s guidance provided in Release No. 33-7606A (November 13, 1998) (the “Release”).  The Release recognized the legitimate business reasons underlying the use of lock-up agreements in public company acquisitions and proposed Rule 159 to codify the Staff’s position that the registration of offers and sales are permitted under certain circumstances where lock-up agreements have been signed.  The Staff has confirmed this position in its Current Issues and Rulemaking Projects of the Division of Corporation Finance, dated November 14, 2000.

Lawson believes that the execution of undertakings with Symphony and Tennenbaum satisfy the three criteria for registration set forth in the Release.  First, these undertakings were executed only by directors, affiliates and holders of more than 5% of the voting equity of Intentia.  Symphony and Tennenbaum hold 29.5% and 19.6%, respectively, of the outstanding Intentia voting equity securities.  Each party has a representative on the Intentia board of directors.  Symphony and Tennenbaum clearly qualify as “insiders with access to corporate information who arguably do not need the protection of registration and prospectus disclosure.”  Second, the combined voting security ownership of Symphony and Tennenbaum is less than 100% of the voting equity securities of Intentia.  The Exchange Offer in Sweden requires acceptance by holders of at least 90% of the Intentia voting equity securities.  As a result, the Combination cannot be accomplished on the basis of a private placement without registration under the Securities Act.  Third, acceptance of the Exchange Offer will be solicited from shareholders who have not signed the undertakings and who would be ineligible to purchase shares of Lawson Holdings in a private placement.  As previously indicated, the Combination cannot be completed by Lawson and Intentia without registration of the shares to be offered to the non-affiliated shareholders of Intentia.  Based on its review of these factors and the Release, Lawson believes that it may continue to register on the Form S-4 the offer and sale of shares to be issued to Symphony and Tennenbaum in connection with the Combination.

2.                     It appears from the text of the filing that the approximately 81 million shares being registered include shares that would be issued to Symphony and

Tennenbaum in the exchange offer.  Please revise throughout to clarify the intended scope of the registered transaction.  As you commenced the offer of the Lawson Holdings shares and entered into irrevocable contracts of sale for those shares prior to filing and effectiveness of the registration statement, it appears that the offers and sales to Symphony and Tennenbaum require reliance upon an exemption from registration that you reasonably believe is available.  Please provide a detailed analysis in this respect.  In responding to this comment, please revise the final paragraph on page 4 as well as the first full paragraph on page 11 to more fully explain the relationship of the registered transaction to the proposed securities issuances to Symphony and Tennenbaum.  We are currently unable to concur with your apparent belief that the shares issuable to those Intentia holders may be issued under the registration statement.

Response:

Based on its analysis of the Staff’s guidance set forth above in response to Comment 1, Lawson concludes that the requested modifications to the Form S-4 are not required.

3.                     Please more fully explain how the prospectus will be used and discuss the consequences of the scope of its use on the holders of Intentia shares.  In this respect, the intended meaning of the first full paragraph at page 11 is unclear.  To what extent are the Intentia security holders known to be US persons and to what extent are the Intentia security holders known to be non-US persons?  Will the US prospectus be provided to all holders of Intentia securities or only to holders that are known to be US persons or that you are unable to determine are non-US persons?

Response:

Lawson intends to deliver the Proxy Statement/Prospectus (included in the Form S-4) to all holders of Lawson Software common stock in connection with Lawson Software’s stockholders’ meeting and to all holders of Intentia Series A and Series B and Warrants (“Intentia Shares”) who are either residents of the United States or persons that Lawson is unable to determine are non-U. S. persons.  A register of all holders of shares and warrants will be withdrawn from VPC (the Swedish Central Securities Depository) prior to the acceptance period and sent to a distributor of shareholder information (who has an agreement with VPC pertaining to handling shareholder information).  The register will contain information about all directly registered holders, including country of residence.

Lawson will deliver the Swedish prospectus to all Intentia shareholders who are determined not to be U.S. persons in accordance with the requirements of Swedish law and practice.  Delivery of U.S. Proxy Statement/Prospectus in Sweden is impracticable in light of Swedish legal requirements and market practice.  Other than material related strictly to routine annual meeting matters to be considered by Lawson’s stockholders at the Lawson annual meeting, the information in the Swedish prospectus will be the same as the information included, or incorporated by reference, in the Proxy Statement/Prospectus in all material respects.  The Swedish prospectus includes all disclosures contained in the Proxy Statement/Prospectus or incorporated by reference, except it follows a slightly altered format and has some modified headings and additional legends.  To the extent that Swedish law requires material disclosures that are not required under U.S. securities laws, Lawson has included such disclosures in the Proxy Statement/Prospectus in order to ensure that all participants in the Combination receive the same information in all material respects.  As a result, non-U.S. Intentia shareholders will be provided with a copy of a prospectus containing the information required by Section 10(a) of the Securities Act (a “Section 10(a) Prospectus”) prior to any sale of Lawson common stock.  In light of the territorial limits of the U. S. securities laws, Lawson believes that its proposed approach ensures that all Intentia shareholders will be provided with a Section 10(a) Prospectus in a manner that ensures compliance with laws of the applicable jurisdiction.  Lawson is registering all the shares to be issued in connection with the Combination because it cannot predict which holders of Lawson shares may wish to subsequently resell shares acquired as a result of the Exchange Offer in the U.S.  Lawson has agreed to make a secondary listing of its shares on the Stockholm Exchange in order to facilitate the liquidity of small holders of Lawson shares in Sweden after the Combination.

4.                     We have been unable to review the agreements with Symphony and Tennenbaum as the “form of” agreements filed as Exhibit 10.3 to the Form 8-K did not contain a schedule or exhibit that provides the information in the executed agreements concerning the parties to the agreement, the number of shares governed by the agreement and the like.  Please refer to Instruction 2 to Item 601 of Regulation S-K and revise to provide a schedule that sets out the material details in which the documents differ or file copies of the executed documents without omitting terms.

Response:

In response to the Staff’s comment, Lawson has filed forms of the executed Irrevocable Undertakings with certain shareholders of Intentia and certain stockholders of Lawson, as an exhibits 10.20 and 10.21 to Amendment No. 1 to its to its Form S-4.

5.                     Please revise to fill in all blank spaces, except for information which may be omitted in reliance upon an available rule.  Tell us the minimum period of time that the exchange offer will be open.  You may wish to use brackets to indicate information that is subject to change prior to effectiveness.

Response:

Lawson has revised the Proxy Statement/Prospectus to reflect the Staff’s comment.  Brackets are used throughout the Proxy Statement/Prospectus to indicate information that is subject to change before effectiveness.  Pursuant to Rule 14e-1 under the Securities Exchange Act of 1934, as amended, Lawson will hold the Exchange Offer open no less than twenty business days from the date the Exchange Offer is first sent to Intentia security holders.

Cover Page

6.                     The letter to the Lawson and Intentia stockholders is the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K.  Refer to Item 1 of Form S-4.  Please limit your disclosure to a single page as required by paragraph (b) of Item 501 of Regulation S-K.  We will not object to the use of both the letter to shareholders and the state law notice of meeting, but you should eliminate redundant information as much as practicable.

Response:

Lawson has revised the letter to Lawson stockholders and Intentia shareholders to reflect the Staff’s comments.

7.                     The disclosure on the cover page contains excessive detail regarding the mechanics of the restructuring.  For example, the identification of the subsidiaries and post-transaction names of acquisition entities is not necessary to explain the critical features of the overall transaction to investors.  You should describe the most significant elements of the proposed transaction to shareholders such as the fact that the solicitations for which proxies are sought is also a solicitation with respect to the acquisition of Intentia and the 90% minimum tender condition to your offer for Intentia.  Also, indicate the portion of the 90% condition that is satisfied by the irrevocable tender arrangements.  Rather than referring to a provision of the tax code, which will not be meaningful to investors, simply state that the proposed transaction will not be taxable to current shareholders of Lawson or Intentia, if that is your tax matters conclusion.  Please limit your disclosure to key information required by Item 501 of Regulation S-K and other key transactional information.  Present the material in a clear, concise, and easy-to-understand fashion.

Response:

Lawson has revised the letter to Lawson stockholders and Intentia shareholders to reflect the Staff’s comments.

8.                     We note your statement that, for United States federal income tax purposes, Lawson and Intentia “intend” that the proposed combination will qualify as an exchange pursuant to Section 351 of the Internal Revenue Code.  Refer also to disclosure contained on page 7 which indicates that you “assume” that the Merger and Exchange Offer will qualify as an exchange under Section 351.  It is inappropriate to “assume” that the proposed combination will qualify as an exchange.  Counsel must reach a conclusion about each of the material tax consequences of the proposed transaction.  Revise or advise.

Response:

Lawson has revised the letter to Lawson stockholders and Intentia shareholders and the disclosure included under the heading “Material United States Federal Income Tax Consequences” on page 8 to reflect the Staff’s comments.  Additionally, Lawson has revised discussions of the tax consequences of the Restructuring and the Exchange Offer throughout the Proxy Statement/Prospectus to reflect the Staff’s comments.

Summary of Proxy Statement/Prospectus

9.                     Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

Response:

In response to the Staff’s comments, Lawson has revised the disclosure to state that the Exchange Offer will close upon expiration of the acceptance period and a public announcement of Lawson’s acceptance of tendered shares.  Disclosure regarding the acceptance period has been included on the front cover and page 4 of the “Summary of the Proxy Statement/Prospectus.”

Reasons for the Restructuring

10.                  Briefly describe the rationale behind the restructuring, i.e., explain the reasons why the decision has been made to organize the restructuring around the Lawson corporate entity.

Response:

Lawson has revised the disclosure under the heading “Reason for Restructuring” on page 4 to reflect the Staff’s comment.

Principal Agreements

11.                  Disclose the number and percentage of shares that will be voted in favor of the various proposals by agreements or understandings among Lawson directors, officers, or other shareholders.  Ensure that you provide similar disclosure wherever you discuss board recommendations.

Response:

Lawson has revised the disclosure included under the heading “Principal Agreements” on page 5 to reflect the Staff’s comments.  Additionally, Lawson has revised discussions of the recommendations of the Lawson Board of Directors with respect to the Restructuring and the Exchange Offer and the recommendation of the Intentia Board of Directors with respect to the Exchange Offer throughout the Proxy Statement/Prospectus to reflect the Staff’s comments.

Interests of Certain Person in the Combination

12.                  Quantify in dollars the aggregate amount of change in control, compensatory and severance payments, and all other benefits that all executive officers, directors, key employees, and affiliates of both companies will receive or have received as a result of this transaction.  This includes former executive officers, directors, key employees, and the “certain Intentia shareholders” referenced in the fifth bullet point.  Provide this information on a group and individual basis for directors and executive officers and ensure that you file all agreements evidencing such interests.  Consider whether a tabular presentation might be helpful.  Also, please identify here the relationship between Romesh Wadhwani and Tennenbaum Partners, LLC and their respective interests in the transaction.

Response:

In response to the Staff’s comment, the requested disclosure has been added to pages 8, and 150-160.

Material United States Federal Income Tax Consequences

13.                  Please disclose that you will recirculate and resolicit if one or both of the tax opinions to be delivered at closing are not delivered.  Are we correct in presuming that you will also provide executed opinions of counsel as Exhibits 8.1 and 8.2, prior to the desired effective date?

Response:

Lawson has revised the disclosure under the heading “Material United States Federal Income Tax Consequences” on page 8 to reflect the Staff’s comments.  The executed tax opinions described under the heading “Material United States Federal Income Tax Consequences” on page 8 will be filed as Exhibits 8.1 and 8.2 by amendment to Lawson’s Form S-4 prior to effectiveness.

Questions and Answers

14.                  Please disclose the approximate cost of the transaction including all merger-related transaction costs.

Response:

In response to the Staff’s comments, Lawson has included disclosure about the anticipated expenses of the Exchange Offer under the heading “Questions and Answers About the Exchange Offer” on page 17.

The Combined Business

Potential Synergy Benefits

15.                  We note the following disclosure: “Lawson’s management believes that the Combination will provide the combined business with the opportunity to achieve Lawson’s stated goal of a double digit operating profit margin after nine months following consummation of the Exchange Offer, excluding transaction integration costs.” Where has management stated its’ belief regarding the post-combination operating profit? Also, please provide the basis for management’s belief regarding the “double digit operating profit” within or around 9 months after the combination.  In this regard, we note that Intentia does not have a record of generating consistent significant profit and its’ gross margins are significantly below that of Lawson’s.  Refer also to disclosure in the final paragraph of the “Business Trends and Outlook” subsection.

Response:

During a webcasted conference call held on June 14, 2005, Romesh Wadwhani, the current chair of Intentia’s board and designated co-chair of Lawson’s board, stated the expectation that the combined companies could achieve 15% operating margins.

The disclosure on page 26 of the Form S-4 under the caption “Potential Synergy Benefits” references this prior statement made during the June 14, 2005 conference call.  This conference call, with toll-free access and free internet access and replay availability, was announced via press release and Form 8-K on June 12, 2005.  The webcast, powerpoint presentation used, and a transcript of the conference call were filed under Rule 425.

Lawson’s belief that the Combination provides the combined business with “opportunity to achieve Lawson’s stated goal of a double digit operating profit margin after nine months following consummation of the Exchange Offer, excluding transaction integration costs” outlined in the “Potential Synergy Benefits” subsection is based on its integration planning, anticipated revenue and expense synergies for the combined company, and current financial and business trends for Lawson and Intentia, including the operating profit margins that Lawson has accomplished in recent fiscal quarters, as well as anticipated benefits from restructuring activities previously undertaken by Intentia.  Intentia’s previously completed restructuring activities, including year-over-year reductions in headcount of 352 and in total cost and expenses of 14.3 percent for the first 9 months of 2005, have reduced Intentia’s operating expense structure, which will benefit the combined company in future periods.

As discussed in the “Potential Synergy Benefits,” “Financial Benefits,” “Business Trends and Outlook” and “Combined Company Opportunities” subsections, Lawson anticipates it can leverage existing sales channels and cross-sell current and expanded product lines into each company’s respective customer base.  Cross-selling existing product lines into the respective, complementary customer bases is expected to lend improvement to operating margins as it provides enhanced revenue opportunity with limited incremental operating expenses over and above existing headcount and structure after the initial integration costs.  As stated in the final paragraph of the “Business Trends and Outlook” subsection, Lawson expects to incur initial integration costs over six to nine months to interface each others’ solutions and cross train its sales force on the combined company’s offerings to enable the combined companies’ cross-selling opportunities.  It is expected that financial benefits from these initiatives will be achieved by the fourth quarter after the close of the transaction, which is consistent with Lawson’s belief that double digit operating profit margin can be achieved after nine months following the consummation of the Exchange Offer, excluding transaction integration costs.

Lawson has added disclosure regarding the basis for its expectations to its disclosure on page 26.

Business Trends and Outlook

16.                  We note the disclosure relying on a 2005 research report from Gartner, Inc.  Refer also to disclosure contained in the first paragraph beneath the “Industry Overview” subsection on page 141.  Please note that you must specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions.  This particularly pertains to your disclosure of all projections, statistics, and assertions.  Unless you substantiate on a reasonable basis the projections, statistics and assertions that you cite, please remove them.  To the extent you rely on industry analyses, please disclose whether the source is publicly available.  If the source is not available for no or nominal charge, then the company must adopt the information as the company’s own or provide a consent for its use.  Also, supplementally provide the Staff with copies of all sources utilized for your disclosure of statistics.

Response:

In response to the Staff’s comments, Lawson has revised the disclosure on page 28 to adopt the outlook as its own belief and to state the basis for its beliefs.  Lawson will supplementally provide, under separate cover, a copy of the Gartner report that supports its beliefs.  The reference to industry growth rates on page 144 has been removed.

Selected Consolidated Historical Financial Data Of Lawson

Key Ratio Data

17.                  We note your use of non-GAAP measures throughout your Form S-4, specifically on pages 19, 22, 51, 53, A-17 and A-20 as it relates to equity per share, net asset value per share, book value per share, tangible asset value per share and net tangible asset value per share as well as “adjusted EBITDA” in Annex A.  Tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in including such non-GAAP financial measures in your registration statement.

Response:

The financial measures referenced in the Staff’s comments have been included in the Form S-4 in reliance on Item 10(e)(5) of Regulation S-K.  Lawson and Intentia are subject to the tender-offer rules issued by the Swedish Industry and Commerce Stock Exchange Committee (“NBK”) in connection with the Exchange Offer.  Lawson has been advised by Swedish counsel with respect to the application of the requirements of the NBK’s tender-offer rules to the Exchange Offer.  Item 7 of Annex I of the NBK tender-offer rules requires that both the target company and the company making the offer disclose certain key ratios and financial information per share based on the income statements and balance sheets of the parties.  This item also requires that similar information be disclosed with respect to any pro forma financial information.  Upon the advice of Swedish counsel, Lawson has included the required ratios and financial information per share on pages 20, 23, 53 and 54, under the captions “Key Ratio Data” and “Note 10.  Combined Company Pro Forma Key Ratios and Data Per Share.”  In conformity with Item 10(e)(5), the key ratios and financial information per share have been presented outside the financial statements.  Lawson has also evaluated the presentation of equity per share, net asset value per share, book value per share, tangible asset value per share and net tangible asset value per share, and it believes that these ratios comply with Item 10(e)(4)(ii)(B) because these ratios are calculated using exclusively measures that are “not non-GAAP financial measures.”  Lawson has evaluated each of the ratios to determine whether the components exclude or include amounts, or are subject to adjustments that have the effect of excluding or including amounts, that are present in the most directly comparable measure calculated and presented in accordance with GAAP.  Based on this evaluation, Lawson has concluded that the components of these ratios are not non-GAAP financial measures.

As a foreign private issuer that is not subject to reporting obligations under the Exchange Act, Intentia prepares its interim financial reports which have been published in Sweden in accordance with Swedish regulations and Swedish market practice and beginning in 2005, with IFRS standards. The inclusion of non-GAAP financial measures, such as adjusted EBITDA, is permitted under Swedish regulations and market practice, and Intentia has historically included adjusted EBITDA in both its interim financial reports and its annual reports distributed to securityholders. Intentia also includes in these reports reconciliations of adjusted EBITDA to profit/loss, which it considers to be the most directly comparable IFRS GAAP measure, and statements why it believes this information is a useful performance measure.

In addition to the requirement pursuant to Item 8.A.5. of Form 20-F that the S-4 include any published financial information more recent than the interim financial statements required to be included therein, Item 14 of Annex I of the NBK take-over rules requires subject companies to include in a prospectus the most recent interim reports published by the subject companies. The interim financial information in Annex A, which also includes adjusted EBITDA on A-17 and A-20 as published in Intentia’s most recent interim report, has been included in response to this NBK rule based on the advice of Swedish counsel. As a result, Lawson believes the disclosures in Annex A may be included in the S-4 under Regulation G and Item 10(e) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Statements

18.                  We note in your pro forma financial statements that your reference to note (k) applies to several line items in the pro forma statement of operations.  We also note that your new finite lived intangible assets will be amortized using an accelerated method of amortization over the estimated useful lives.  Revise your note to include the basis for your allocations to the respective line items as well as the assumptions and specific methods used in determining the amount of amortization you recorded as a pro forma adjustment.

Response:

Lawson revised its note (k) on page 47 to the pro forma to include the basis for its allocations of its new finite lived intangible assets to the respective line items as well as disclose the assumptions and specific methods used in determining the amount of amortization recorded as a pro forma adjustment.

Note 2 (a) - Revenue Recognition and related costs

19.                  Your disclosures in note 2(a) and the introductory paragraphs of your Unaudited Pro Forma Condensed Combined Financial Statements, indicate that certain adjustments to revenue and deferred revenue were required to reconcile Intentia’s financial statements to U.S. GAAP primarily, it appears, due to the lack of VSOE for post-contract support in multiple element arrangements.  Confirm that our understanding is correct and if not, please expand your disclosure to clarify the differences under Swedish GAAP and U.S. GAAP that resulted in reconciling adjustments to revenue and deferred revenue.  Also, tell us how the lack of VSOE for post-contract support impacted the revenue recognition for multiple element arrangements.  For example is the whole arrangement fee deferred over the term of the post-contract customer support.

Response:

The Staff is correct in understanding that the lack of VSOE for post-contract support in multiple element arrangements caused the majority of adjustments to revenue and deferred revenue in reconciling Intentia’s financial statements to U.S. GAAP.  As there was no VSOE of the undelivered elements, the lack of VSOE for post-contract support in multiple element arrangements caused the deferral of product, services and support revenue until all elements of the arrangements had been delivered excluding post contract support.  In accordance with paragraphs 12 and 58 of Statement of Position 97-2, Software Revenue Recognition, once all elements of the arrangement had been delivered excluding post-contract support, the entire arrangement fee was recognized as revenue over the remaining term of the post-contract support period.

Note 3.  Purchase Accounting

20.                  We note your discussion and presentation of the estimated purchase price allocation for Intentia does not include a discussion or an estimated amount for in-process research and development (IPR&D).  Explain how you considered allocating a portion of the purchase price to in-process research and development.  In this regard, address the disclosures in Intentia’s annual and interim financial statements relating to the adjustment to decrease capitalized research and development by SEK 394.1 million as of June 30, 2005 as result of amounts being capitalized for research and development projects pursuant to Swedish GAAP prior to technological feasibility having been achieved, but have a high degree of certainty to result in future financial benefits (pages F-47 and F-66).  In your response provide an overview of these projects, describe the stage of completeness and tell us why they do not qualify as in-process research and development.

Response:

We evaluated IPR&D at the time of our valuation in September 2005 as more fully described below.  We did not identify any IPR&D as of September 30, 2005 primarily due to the fact that we had released all major new development projects prior to the valuation date.  The secondary reason was that the remaining projects related to project enhancements or were too early in the process to qualify as IPR&D.  Intentia’s existing technology can be bifurcated into two components:

(1) The underlying technology layer - Movex Business Engine Architecture.  Originally developed in 1997, Movex was designed as an enterprise management platform to support the Java Business Engine.  Movex is reusable, portable, distributable and can easily be configured to work with various systems.  The architecture is able to support several platforms, such as IBM iSeries, Microsoft Windows, Sun Solaris and Linux.  Database vendors that Movex was meant to support include the DB/2, SQL Server and Oracle. Written in 100% Java, Movex is a cutting-edge technology that provides a unique benefit to users: the ability to run Movex on a major operating platform.  The forward compatibility that Movex provides reassures users that when future versions are released, Movex can be upgraded easily with the released version, and serves as the base architecture layer for Intentia’s existing software technology platforms (discussed in 2 below).

(2) Applications based on non-Java technology platforms -  these applications primarily include Customer Relationship Management or CRM, e-Business, and Supply Chain Management.  These applications are designed to run on the Movex Business Engine Architecture.

By December 31, 2004, the underlying technology layer and the other applications discussed above were available for general sale to customers and were generating revenue for Intentia.  In 2005, we began working on the development of two new applications (Enterprise Performance Management or EPM, and our Planning Tools Software) to complement our suite of products described in 2 above.   We have also been in the process of developing enhancements to certain existing applications described in 2 above.  These enhancements are intended to either extend the life of the original application or improve significantly the marketability of the application.

Under Swedish GAAP, development expenses meeting certain criteria must be capitalized and research is expensed as incurred. Qualifying expenditures for the development and enhancement projects described above were capitalized in accordance with Swedish accounting standard “RR 15, Intangible Assets”.  RR 15 requires such expenditures to be capitalized if they are deemed, with a high degree of certainty, to result in a future financial benefit to Intentia.  Amounts capitalized under Swedish GAAP as of December 31, 2004 primarily relate to the Movex Business Engine Architecture and application noted above.  Amounts capitalized during the first nine months of fiscal 2005 relate to application enhancements described above.

Under U.S. GAAP, such costs cannot be capitalized until technological feasibility, as defined by FAS 86, is achieved.  FAS 86 is a more stringent standard than under Swedish GAAP because it’s definition of technological feasability has testing and documentation standards.  Our development process does not utilize a detailed program design.  Consequently we are required to develop and test a working model before capitalization is appropriate.  Our testing of this model for completeness does not occur until immediately before the product is made available for general release to customers.

To qualify as in-process research and development (“IPR&D”) under current US GAAP financial accounting guidelines, projects must meet all the following requirements: (1) IPR&D projects must currently be under development (with a current work authorization, and not a “white paper”); (2) IPR&D projects must not be technologically feasible; (3) They must have a measurable percentage completed and a documented expected life; and (4) IPR&D projects must be appropriately distinguished from “future products” and not have an “alternative or future use.”  In our case, we only had two projects that could pass the fourth criteria at the valuation date (i.e. be appropriately distinguished from “future products”); however, the two products did not have a measurable percentage completed and therefore did not pass the third criteria.  As such, no products qualified as IPR&D under current U.S. GAAP financial accounting guidelines.

Based on extensive discussions with research and development managements of both Lawson and Intentia, it was determined that research and development relative resource consumption at Intentia is primarily organized as follows:

Non-IPR&D categories for Intentia

1.             Reliability and Application Life Cycle Cost (approx. 60% of relative resource consumption)

2.             Reliability and Geographical Compliance (approx. 10%)

3.             Usability (approx. 12%)

4.             Functional Enhancements (approx. 10%)

IPR&D Category for Intentia

5.             Composite Application Research and Development (approx. 8%)

In summary, #1 - #4, representing approximately 92% of relative resource consumption, all relate to the continued product development and/or modifications and enhancements to the existing technology / software platforms.  #5, which is the one category that could contain IPR&D, can be further subdivided into the following: (1) Research, (2) Development of functionality of existing versions of Movex, or so-called “maintenance projects”, and (3) Development of new modules and versions of Movex, or so-called “development projects.”

Our third party valuation firm addressed IPR&D in their valuation work by reviewing all development projects that were active at the time of the original valuation (September 2005).   Our valuation advisors (Duff & Phelps LLC) on multiple occasions interviewed managements of both Lawson (the Senior Vice President of Research and Development) and Intentia (the President of Research and Development) to outline the various research and development projects that were currently active.  Most of the active research and development projects related to “maintenance projects” or enhancement modules of existing platforms, which primarily include the following: Com-Movex (a “composite application” for Movex), e-commerce, and various portals and interfaces for the Enterprise Asset Management platform.

Substantially all of the amounts referred to in your comment were released prior to September 2005, our current valuation date, so these cannot qualify as IPR&D.  Further, of the projects that did remain in an uncompleted state, management of Intentia indicated that as of the date of September 2005, there are only two (2) new potential software programs under development that are not enhancements of the existing technology platform (Enterprise Performance Management or EPM, and our Planning Tools Software).  However, neither of these are considered IPR&D as no software code for these programs was written as of the valuation date (i.e., they were not under development with a measurable percentage completed).  Therefore, as of this valuation date, these software programs were still considered future technology instead of IPR&D.  The remaining projects in the research and development group of Intentia were enhancements of existing software technology platforms and therefore do not meet the fourth criteria described above and as a result they are not IPR&D.

We have performed a preliminary and current update of our assessment of IPR&D and do not believe there has been any significant change from the views described above. We will formally update our analysis as of the date of closing to make sure there have not been any changes in the above before we finalize the purchase accounting.

Note 4.  Unaudited Pro Forma Combined Adjustments

21.                  In note (i) you disclose that a pro forma adjustment to decrease deferred revenue for $327.3 as of June 30, 2005.  Tell us the nature of the items included in deferred revenue that do not, as you disclose, represent future contractual commitments.  If the adjustment for deferred revenue relates primarily to post-contract support arrangements, tell us the average period of those arrangements.  In addition tell us how you considered the impact of the adjustment to decrease deferred revenue on your pro forma revenues for fiscal 2005 and subsequent interim period presented.

Response:

The pro forma adjustment that was made to deferred revenue for Intentia relates to product and service revenue that was already delivered but which was deferred in accordance with Statement of Position 97-2, Software Revenue Recognition.  These items were deferred as Intentia had not established vendor specific objective evidence of fair value (“VSOE”) for the undelivered elements of the multiple element arrangement, mainly post-contract support.  The deferred product and service revenue do not have corresponding future contractual commitments or delivery obligations associated with them.  After the adjustment, the remaining deferred revenue for Intentia’s financial statements relates directly to future commitments associated with post-contract support arrangements that, within the pro forma financial statements, are being amortized over a period of twelve months, which represents the average period billed for the arrangements.  Since the adjustment to decrease deferred revenue does not have an ongoing impact, we did not record a similar adjustment to pro forma revenues.  In addition, Lawson believes that Intentia intends to change the standard license agreements for new arrangements to include a renewal rate for post-customer contract support services, which will allow Intentia to establish VSOE of the post-consumer contract support services and allow the product and service revenue to be recognized as delivered, assuming all other revenue recognition criteria are met.

Note 7.  Identified Intangible Assets

22.                  We note that you refer to an appraisal firm and a third party valuation in your discussion related to your preliminary allocation of identified intangible assets in your unaudited pro forma condensed combined financial statements on page 49.  When you refer to an independent appraisal or valuation, you should also disclose the name of the expert and include the expert’s consent with the filing.  Tell us how you intend to comply with Section 436(b) of Regulation C to include the name of the appraisal firm and consent or delete these references.

Response:

Lawson has revised the disclosure on page 50 to reflect the Staff’s comments and the expert’s consent has been included with the filing.

23.                  We note that you indicate the final fair value of tangible assets and liabilities and goodwill and identified intangible assets may differ materially from estimates used in the analysis provided.  If the information presented continues to be based upon preliminary valuation estimates, where the amounts could differ materially from those reflected in the pro forma financial statements provided, you should revise your disclosure to provide a sensitivity analysis that quantifies the impact changes in the final valuation may have on your pro forma financial statements presented.

Response:

The fair value of tangible assets/liabilities, goodwill, and identified intangible assets may potentially change if the final, closing purchase price differs from the total estimated purchase price as of a current date.  As of the announcement date of June 2, 2005, the total estimated purchase price (including transaction costs) was estimated at approximately $459 million.  The valuation of identified intangible assets and goodwill is calculated based on this initial estimated purchase price; if the final, closing purchase price is different than $459 million, then the final value of identified intangible assets may differ.  This will cause the calculation of goodwill to also differ.  Lawson no longer believes that the valuation will differ materially and as such has changed the disclosures in its Form S-4 on page 50 accordingly.  No sensitivity analysis has been provided due to the fact no material variation is expected.

24.                  You disclose that identified intangible assets will be amortized on an accelerated basis over their estimated useful lives.  Considering amortization is not recorded on a straight-line basis, revise to disclose amortization of intangible assets for the five years following the acquisition.

Response:

Lawson has revised the disclosure on page 50 to reflect the Staff’s comments.  In finalizing the valuation of intangible assets, Lawson will assess the appropriateness of amortization methods used (i.e. accelerated method versus straight line) and may revise the amortization method on certain intangible assets from the accelerated method to the straight line method.  Based on our initial analysis, changes in the amortization method will not have a material impact on the amortization that is currently disclosed within the Form S-4.

Market Price, Exchange Rate and Dividend Data

25.                  Please provide the full disclosure required by Item 201(a)(v) of Regulation S-K, i.e., disclose the closing price of Lawson common stock on June 1, 2005, the last day of trading prior to the announcement of the proposed Exchange Offer.

Response:

The closing price of Lawson common stock on June 1, 2005, the last trading day before announcement of the proposed Exchange Offer, is disclosed in the first sentence under the heading “Recent Share Price Data” on page 56.

Risk Factors

26.                  In the introductory paragraph, clarify that you disclose all material risks here.

Response:

Lawson has revised the introductory paragraph under the heading “Risk Factors” on page 58 to reflect the Staff’s comment.

The uncertainties associated with our Combination . . ..

27.                  To the extent management is aware of specific threats or risks concerning the loss of key personnel, please add appropriate disclosure.

Response:

Lawson management is not aware of any specific threats or risks concerning the loss of key personnel as a result of the Combination.

Full integration of our operations . . .

28.                  The consequences of the company’s inability to institute compulsory acquisition proceedings under Swedish law are not clearly indicated.  Revise as appropriate.

Response:

The consequences of Lawson’s inability to institute compulsory acquisition proceedings under Swedish law could among other things be that Lawson’s management of Intentia would be limited by the rules in the Swedish Companies Act protecting the rights of minority shareholders.  These rights include the ability to demand equal treatment and to prevent actions in a manner that gives undue advantage to Lawson or others to the detriment of Intentia or Intentia’s minority shareholders.  In addition, Intentia shareholders with more than 10% of the shares either individually or as a group have additional protections.  Among other things, they can call for a general meeting, ensure or establish a minimum dividend, and prevent the discharge of the members of the board of directors and the chief executive officer from liability.

Lawson has revised the disclosure included under the heading “Risk Factors” on page 62 to reflect the Staff’s comments.

Cautionary Statement Regarding Forward-Looking Statements

29.                  We note on your statement that the Proxy Statement/prospectus includes forward looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995.  Be advised that Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.  Please either:

•              delete any references to the Private Securities Litigation Reform Act; or

•              make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Response:

Pursuant to Section 27A(a)(1), the safe harbor for forward looking statements applies to statements made by an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934.  As a successor registrant of Lawson Software, Lawson Holdings is subject to such reporting requirements.  Rule 12g-3(b) under the Exchange Act provides that where in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the Exchange Act, such as the Lawson Holdings securities, are issued to the holders of any class of securities of another issuer that is registered pursuant to Section 12 of the Exchange Act, such as the Lawson Software securities (registered under Section 12(b) of the Exchange Act), the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act.  As such, the transaction described in Lawson Holdings’ Form S-4 does not constitute an initial public offering of the securities, and the above mentioned exemptions from the safe harbor do not apply.  We also considered Kerr-McGee Holdco, Inc. (NO-ACT. WSB File No. 0806200101, available July 31, 2001) and ConocoPhillips (NO-ACT. WSB File No. 0903200201, available August 23, 2002) in making this determination.

30.                  Refer to your statement that “neither Lawson or Intentia undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.”  Please tell us the basis for your apparent belief that you can limit your obligation to update your prospectus in this manner.  In particular, this assertion does not appear consistent with the requirements of Item 408 of Regulation C and your proposed use of the prospectus over a period of time in connection with a continuous offering of shares pursuant to the exchange offer.

Response:

Lawson recognizes that it has obligations under the federal securities laws to disclose material developments related to previously disclosed information.  Lawson does not, however, propose to revise the referenced disclosure in the Proxy Statement/Prospectus relating to its plans and obligations with respect to updating any forward-looking statements therein.   The company intends for the point of the disclosure not to be an attempted abrogation of its general ongoing reporting company disclosure obligations, but rather to alert prospective investors that they should not be expecting any updates to the Proxy Statement/Prospectus.

Proposal One:  Restructuring Of Lawson Effect By Merger of Lawson Software and Lawson Acquisition

Reasons for the Restructuring

31.                  The disclosure here is not consistent with the subheading, i.e., instead of disclosing the reasons for restructuring, disclosure merely indicates that the companies intend that the combination will be treated as an exchange pursuant to the Internal Revenue Code.  Revise your disclosure to provide the motivation and purpose behind the corporate restructuring.

Response:

In response to the Staff’s comments, disclosure regarding the reasons for the Restructuring have been added on page 81.

Conditions to Implementation of the Restructuring Proposal

32.                  Clarify whether Lawson must receive “any necessary consents of lendors, lessors and other parties.” If so, please disclose, in appropriate detail, the nature of the agreements with these persons or entities.

Response:

Lawson has revised the disclosure under the heading “Conditions to Implementation of the Restructuring Proposal” on page 84 to reflect the Staff’s comment.

Proposal Two:  Issuance of Lawson Holding Shares in Exchange Offer

The Exchange Offer

33.                  Disclose how the exchange ratios were determined, negotiated, and calculated.  Describe the factors management considered in concluding that the exchange ratios are fair to Lawson shareholders.  Additionally, briefly discuss the provisions of the transaction agreement, exchange agreement, and irrevocable undertakings that were the source of material negotiations and their significance to the various parties and investors in this offering.

Response:

Lawson has revised the disclosure under the heading “The Exchange Offer” in response to the Staff’s comments.

Lawson’s Reasons for the Exchange Offer

34.                  Where not readily apparent, provide the Board’s analysis of each supporting factor and potential risk.  Conclusory disclosure such as “the Board considered the Exchange Offer” or “historical market prices of Lawson and Intentia securities” is too general and does not provide insight into the Board’s decision-making that might be of assistance to Lawson shareholders as they consider the proposals for which proxies are sought.  For example, since the price being paid for the Intentia securities involves a substantial premium above the relative historical trading prices for the two companies, what were management’s conclusions regarding the premium?  In the absence of a comparable transaction analysis of premiums paid by other issuers, how was the historical price information used by the board in assessing the proposed transaction?

Response:

Lawson has revised the disclosure on pages 96-98 with respect to several factors in response to the Staff’s comments.

Opinion of Lehman Brothers Inc.

35.                  Supplementally provide us with all material, including the board book, provided by Lehman Brothers and Deutsche Bank to the boards of Lawson Software and Intentia, respectively.

Response:

With respect to the information provided by Lehman Brothers to the Lawson board of directors in connection with the transaction, a copy of the presentation materials dated June 1, 2005 is being submitted to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934 and Rule 418 under the Securities Act of 1933.  In accordance with such rules, Lawson hereby requests those materials be returned promptly to Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Lehman Brothers, following completion of the Staff’s review thereof.  By separate letter, Skadden, Arps, Slate, Meagher & Flom LLP has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

Similarly, with respect to the information provided by Deutsche Bank to the Intentia board of directors in connection with the transaction, copies of the presentation materials dated March 20, 2005, April 23, 2005 and June 1, 2005 are being submitted to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934 and Rule 418 under the Securities Act of 1933.  In accordance with such rules, Lawson hereby requests those materials be returned promptly to Wilson Sonsini Goodrich & Rosati, P.C., counsel to Deutsche Bank, following completion of the Staff’s review thereof.  By separate letter, Wilson Sonsini Goodrich & Rosati, P.C. has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

36.                  We note that Lehman Brothers was not provided with a reconciliation of Intentia’s financial statement results to U.S. GAAP.  Additionally, we note that Lawson advised Lehman Brothers that the Intentia financials reviewed by Lehman Brothers “fairly presented the financial condition and results of operations of Intentia on a consolidated basis in accordance with U.S. GAAP”.  In view of the substantial adjustments to net income (loss) and to shareholders’ equity of the Intentia financial information set out in Note 29 of the audited financial statements and Note 7 of the unaudited financial statements for the most recent six months, please expand to explain the reasonable basis for the representations by Lawson and the reliance of Lehman Brothers thereon.  Why does Lehman Brothers believe the reliance upon the Intentia financials in the absence of a reconciliation to U.S. GAAP is appropriate given the substantial adjustments that are now known?

Response:

We respectfully note that Lawson did not advise Lehman Brothers that the Intentia financial statements reviewed by Lehman Brothers “fairly presented the financial condition and results of operations of Intentia on a consolidated basis in accordance with U.S. GAAP.”  Rather, because a reconciliation of Intentia’s historical financial statements to U.S. GAAP had not yet been prepared at the time that Lehman Brothers prepared its analysis and rendered its opinion to Lawson’s board of directors, Lawson advised Lehman Brothers that, for purposes of its opinion, Lehman Brothers could assume that Intentia’s historical financial statements, which had been prepared in accordance with Swedish GAAP for periods ended on or before December 31, 2004, and in accordance with International Financial Reporting Standards for the fiscal quarter ended March 31, 2005, fairly presented the financial condition and results of operations of Intentia on a consolidated basis in accordance with U.S. GAAP.

While Lehman Brothers reviewed the historical financial statements of Intentia in connection with its opinion, in performing the contribution analysis, the discounted cash flow analysis, the pro forma analysis, and the selected companies analysis, Lehman Brothers relied on published third party analyst estimates of the future financial performance of Intentia.  (We respectfully submit that the historical exchange ratio analysis is based solely on historical stock prices and, therefore, would not have been affected by the differences between Swedish GAAP and U.S. GAAP.)  As noted in our response to the Staff’s comment 19, the lack of VSOE for post contract support in multiple element arrangements caused the majority of adjustments to revenue and deferred revenue in reconciling Intentia’s financial statements to U.S. GAAP, specifically, the deferral of product, services and support revenue until all elements of the arrangements had been delivered excluding post contract support.  Lawson believes, and has advised Lehman Brothers, that following completion of the transaction, Intentia intends to implement certain changes to Intentia’s contracts which will significantly reduce the differences in timing of revenue recognition between Swedish GAAP (and IFRS) and U.S. GAAP in subsequent periods.  For example, Lawson believes that Intentia intends to change the standard license agreements for new arrangements to include a renewal rate for post-customer contract support services, which will allow Intentia to establish VSOE of fair value of the post-customer contract support services.  Accordingly, Lawson believes that the reliance by Lehman Brothers on published third party equity analysts’ projections of Intentia’s future financial performance for purposes of Lehman Brothers’ analysis and opinion was reasonable.

Stock Trading History

37.                  Explain why Lehman Brothers deemed the referenced companies comparable.  Explain the criteria employed by Lehman Brothers in reaching the conclusion.

Response:

Lawson has revised the disclosure on page 101 of the Proxy Statement/Prospectus to reflect the Staff’s comment.

Pro Forma Analysis

38.                  Discuss in greater detail the financial information contained in the published estimates of third party research analysts utilized by Lehman Brothers and also discuss the results that were calculated.

Response:

The financial information contained in the published estimates of third party research analysts that was utilized by Lehman Brothers in its pro forma analysis, and the results that were calculated, are set forth in the June 1, 2005 presentation by Lehman Brothers to Lawson’s board of directors, a copy of which is being provided to the Staff on a confidential and supplemental basis in response to Comment 35.  As stated on page 104 of the Proxy Statement/Prospectus, the financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty, and actual results may be substantially different.  Accordingly, Lehman Brothers did not consider the pro forma analysis to be material to its opinion.  We have revised the disclosure on page 104 of the Revised Proxy Statement/Prospectus to reflect this position.  Based on the foregoing, Lawson respectfully submits that it would not be appropriate to otherwise expand the disclosure with regard to Lehman Brothers’ pro forma analysis.

Miscellaneous

39.                  References to “customary compensation” are not appropriate.  Disclose the arrangement of the parties with respect to the compensation Lehman Brothers will receive in connection with the current transaction and disclose how much is contingent on a successful combination.  Explain how the Lawson board assessed the significance and reliability of the Lehman Brothers opinion, given that a substantial portion of the payment for the report was conditioned upon the success of the transaction.  For both Lehman Brothers and Deutsche Bank, provide detailed disclosure, including quantification of fees and compensation, relating to any relationships between them and the parties to the transaction during the past two years, and any future contemplated material relationships between the advisor and either party.  Discuss any such agreements for future compensation in necessary detail.  See Item 1015(b)(4) of Regulation M-A.

Response:

References to customary compensation have been revised on pages 104 and 112 to quantify the fees that Lehman Brothers and Deutsche Bank have been paid and will receive in connection with material transactions with the parties during the past two years and currently contemplated transactions and to provide detailed disclosure relating to relationships between Lawson and Lehman Brothers and Intentia and Deutsche Bank, respectively.  In addition, the disclosure has been revised with respect to the information required by Item 1015(b)(4) of Regulation M-A.  The disclosure has also been revised to explain how Lawson’s board assessed the reliability of the Lehman Brothers opinion.

Intentia’s Reasons for the Exchange Offer

40.                  Briefly describe how Intentia’s board assessed “the two companies’ strengths, weaknesses and prospects, both before and after giving effect to the transaction”.  It is unclear what was of importance to the board in reaching its recommendation in this respect.  Similarly, what “current financial market conditions” did the Intentia board consider of significance and what were its views concerning “the likely market prices and various factors that might affect the market value of Lawson common stock in the future”.

Response:

Lawson has revised the disclosure on page 105 of the Proxy Statement/Prospectus to reflect the Staff’s comment.

Opinion of Deutsche Bank Securities

Analysis of Selected Publicly Traded Companies/Analysis of Selected Precedent Transactions

41.                  Explain why Deutsche Bank deemed the referenced companies and precedent transactions comparable.  Explain the criteria employed by Deutsche Bank in reaching their conclusions.

Response:

The disclosure on pages 109-111 has been revised to explain the methodology used by Deutsche Bank to select companies and transactions for its Analysis of Selected Publicly Traded Companies and Analysis of Selected Precedent Transactions, respectively.

Special Considerations

42.                  Please provide the reasons behind Lawson’s attainment of dispensation from the Swedish Securities Council with respect to its presentation of the Swedish prospectus.

Response:

Under item II.6 of the Rules concerning public offers for the acquisition of shares, issued by the Swedish Industry and Commerce Stock Exchange Committee, the Swedish prospectus shall be presented no later than five weeks after the offer has been made public by way of a press release. Considering the time needed to combine financials prepared based on different accounting principles, it was anticipated that the process of preparing a U.S. offer document as well as a Swedish offer document would take more than the prescribed time. Hence, Lawson decided to attain dispensation from the five week requirement from the Swedish Securities Council, something which is regularly done in share-for-share offers involving a U.S. bidder and a Swedish target.

Material United States Federal Income Tax Consequences/Material Swedish Tax Considerations

43.                  It is not clear whether you are presenting short-form or long-form tax opinions.  If these are short-form opinions, then you must indicate that the discussion is the opinion of counsel, and the material federal income tax consequences to investors must be identified and attributed to counsel.

Response:

The executed long-form tax opinions delivered by Dorsey & Whitney LLP and O’Melveny & Myers LLP will be included as Exhibits 8.1 and 8.2 to Lawson’s Form S-4 and will be filed by amendment prior to effectiveness.

Description of Lawson Capital Stock

Common Stock

44.                  We note the statement that “all outstanding shares of common stock are, and the common stock to be outstanding upon completion of the Exchange Offer will be, fully paid and nonassessable.”  Disclose the basis on which these conclusions are made and provide a legal opinion that is consistent with these conclusions together with counsel’s consent to the use of its name and opinion in the prospectus.

Response:

Dorsey & Whitney LLP will pass upon the validity of the Lawson common stock offered pursuant to Lawson’s Form S-4.  The opinion of Dorsey & Whitney LLP will be filed as Exhibit 5.1 to Lawson’s Form S-4 prior to effectiveness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations For Intentia

Market Trends and Intentia Outlook

45.                  We note you adopted a transformation plan in 2004 to better align costs with revenue generation capacity and to adjust personnel resources to match revenues.  Tell us and revise your discussion to explain what actions were taken under the transformation plan to achieve better alignment of costs with capacity and to adjust personnel resources to match revenues.  In addition, where you refer to the transformation plan to explain changes in revenues or expenses, ensure that your discussion here or other sections of your MD&A, explains why the transformation plan impacted revenues or expenses.  For example, on page 167 you attribute the decrease in professional services revenue from 2003 to 2004 to the implementation of the transformation plan adopted in July, 2004.  It is not evident from your discussion why the transformation plan would result in a decrease in professional services revenue.  Revise your discussion as necessary.

Response:

Lawson has revised the disclosure in the third paragraph under the heading “Market Trends and Intentia Outlook” on page 164 and the second paragraph under the heading “Revenues” on page 170 to reflect the Staff’s comments.

Revenues

46.                  We note that professional services decreased for the six months ended June 30, 2005 from the six months ended June 3, 2004 and your disclosure that this decline in revenues was “largely anticipated.” Revise to discuss why the decline in professional service revenues was anticipated and why they declined.  Further, your discussion appears to focus on the percentage and dollar amount of changes in revenues and expenses as opposed to the business reasons for those changes.  For example in your introduction to MD&A you discuss the release of two new editions of Movex Java but the impact of these new editions is not included in the discussion of period to period changes in revenues.  Revise you discussion as necessary.

Response:

Lawson has revised the disclosure in the first paragraph under the heading “Revenues” on page 170 to reflect the Staff’s comment.

Cost of Revenues

47.                  We note your Cost of Revenues discussion, which primarily focuses on changes in professional services costs and related margins on professional services revenues.  Revise to discuss period to period changes for costs of other products and services and the related gross profit percentages and gross margins.  For example software updates and support cost of revenues decreased in excess of 10% in 2003 and gross margins increased in excess of 20%.  Please revise your discussion or advise us as to why revisions are not necessary.

Response:

Lawson has revised the disclosure under the heading Cost of Revenues on pages 172 - 173 to reflect the Staff’s comments.

Taxes

48.                  You disclose that Intentia’s effective tax rate differs from the Swedish federal statutory tax rate of 28% primarily due to the effects of non capitalized operating losses, foreign taxes rates, and non-tax deductible items.  Considering your significant variances in your effective tax rate based on information presented on page 166, revise to disclose your expected effective tax rate.

Response:

Excluding the impact of non-capitalized operating losses, Intentia’s effective tax rate would have been 25.6% in 2003 and 31.1% in 2004.  However, because of the following factors, Lawson believes it is unable to reliably forecast an expected tax rate.  The factors impacting this are:  (1) the impact of non-capitalized operating losses in the many tax jurisdictions in which Intentia operates, (2) the significant effective tax rate swings that can occur in the effective rate depending on whether a jurisdiction has profits or losses and whether it has non-capitalized losses or not and (3) if Intentia’s pre-tax consolidated profit is near break even, non-deductible items and non-capitalized losses would have a dramatic impact on the effective tax rate.  Lawson believes it is unable to reliably forecast Intentia’s expected effective tax rate.

Certain Relationships and Related Transactions

49.                  Please provide more descriptive disclosure relating to the negotiation of employment agreements with “certain other executive officers of Intentia” since it appears as though the terms of the employment agreements may be known.  Consider whether or not a tabular presentation would be helpful.  Refer to Item 404(a) of Regulation S-K which requires disclosure for any currently proposed transaction.

Response:

Lawson has revised the disclosure under the heading Certain Relationships and Related Party Transactions of Lawson on page 187 to reflect the Staff’s comment.

Proposal Three:  Election of Directors

50.                  The board of directors of the combined business will consist of nine members.  Disclose the steps that the named directors have taken with respect to the selection of independent persons that will fill the two remaining vacancies.  Have these individuals been identified?

Response:

Lawson has revised the disclosure under the heading Proposal Three:  Election of Directors on page 215 to reflect the Staff’s comment.

Securities Authorized for Issuance Under Equity Compensation Plans

51.                  There is no corresponding footnote in the table for footnotes (1) and (2).  Revise or advise.

Response:

Lawson has revised the table appearing under the heading “Securities Authorized for Issuance Under Equity Compensation Plan” on page 226 to reflect the Staff’s comment.

Documents Incorporated by Reference

52.                  Explain why you have not referenced your Form 8-K filed on September 29, 2005.

Response:

Lawson has revised the disclosure under the heading “Documents Incorporated by Reference” on page 233 to include its Form 8-K filed on September 29, 2005.

Note 29.  U.S. GAAP Financial Information

53.                  We note that you have not provided a statement of cash flows prepared under U.S. GAAP or a reconciliation of a cash flow statement or statement of changes in financial position that quantifies the material differences in the statements presented as compared to U.S. GAAP.  Tell us how you considered Item 17(C)(2)(iii) of Form 20-F in providing this information for the years ended December 31, 2004 and 2003 and the six months ending June 30, 2005.

Response:

Lawson has revised the disclosure to include a note and description quantifying the differences on page F-50 of its Form S-4.

Part II - Information Not Required in Prospectus

Exhibits

54.                  All exhibits are subject to our review.  Please file or submit all of your exhibits with your next amendment or as soon as possible.  Please note that we may have comments on the exhibits once they are filed.  Please understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

Lawson will file all exhibits to its Registration Statement on Form S-4 as soon as possible.

Exhibits 8.1 and 8.2 - Tax Opinions

55.                  It appears that you intend to file forms of the tax opinions.  Because the receipt of tax opinions is a waivable condition to the Exchange Offer, you must file executed opinions prior to effectiveness.  In addition, please confirm that you will file the closing opinions on Form 8-K.

Response:

The receipt of the tax opinions to be delivered by Dorsey & Whitney LLP and O’Melveny & Myers LLP is a non-waivable condition to the Exchange Offer.  The executed tax opinions delivered by Dorsey & Whitney LLP and O’Melveny & Myers LLP will be included as Exhibits 8.1 and 8.2 to Lawson’s Registration Statement on Form S-4 and will be filed by amendment prior to effectiveness.

Form 10-K for the fiscal year ended May 31, 2005

Item 1 Business

56.                  Instead of referencing Footnote 18 in the Notes to Consolidated Financial Statements for a description of the proposed transaction with Intentia, please afford more prominent treatment-to the disclosure addressing the combination.

Response:

Lawson believes its disclosures within its Form 10-K for the fiscal year ended May 31, 2005 were adequate, however in response to the Staff’s comment, Lawson enhanced its disclosures within the Business Overview under the heading “Pending Business Combination” in the Form 10-Q for the period ended November 30, 2005, to include the same level of disclosures as summarized in Note 5 within the “Notes to the Condensed Consolidated Financial Statements.”

Consolidation

57.                  As stated in comment 19, above, you must specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions.  This particularly pertains to your disclosure of all projections, statistics, and assertions.  Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them.  To the extent you rely on industry analyses, please disclose whether the source is publicly available.  If the source is not available for no or nominal charge, then the company must adopt the information as the company’s own or provide a consent for its use.  We refer you to the following disclosure:

•      your assertion that Oracle’s acquisition of PeopleSoft led to a drop in industry-wide new license revenues (page 2);

•      the disclosure in the penultimate paragraph of the “Consolidation” subsection;

•      the final paragraph of the “Midmarket Significance” subsection.

Response:

In connection with making the statements referenced in the Staff’s comment, Lawson sought in the Form 10-K to provide investors with an updated perspective on the market environment in which it competes.  Lawson considered that it was making a statement of its belief by summarizing the conclusions of multiple industry analyst reports rather than providing a specific citation to a report that would be held out as authoritative.  In consideration of the

Staff’s guidance, Lawson will more clearly identify statements of its belief in future filings.  Lawson utilized its internal sales metrics and pipeline conversion rate trends as well as the various industry analyst sources to substantiate on a reasonable basis its assertions under the captions “Consolidation” and “Midmarket Significance” in the Form 10-K. The industry analyst reports Lawson reviewed to substantiate its beliefs included, Gartner’s May 6, 2005 research report titled, Forecast: ERP Software, Worldwide, 2004-2009, Preliminary (Executive Summary), Forrester’s April 7, 2005 research report titled, Midsize ERP Vendors Fend off Newcomers, and Gartner’s November 12, 2004 report titled, Market Trends, Midsize Business ERP and SCM Market, North America 2004 - 2007. It is Lawson’s belief that these analyst reports are good representations of the current competitive market environment and trends, as well as the general outlook of industry analysts.  Lawson will supplementally provide copies of these research reports to the Staff.

58.                  Explain what you mean when you disclose that the combination with Intentia is “consistent with merger activity in the industry.”

Response:

Over the last several years, there have been several mergers within the software industry.  Some of the more notable mergers were the acquisition of JD Edwards by Peoplesoft and the acquisition of Peoplesoft by Oracle.  Our comment indicating our combination is “consistent with merger activity in the industry” was intended to reference the trend of mergers in the software industry.

Management’s Discussion and Analysis

Results of Operations

59.                  Throughout this section you frequently identify one or more factors or events that contributed to a material change but do not quantify the portion of the change that was attributable to each specific factor or event.  For example, for the year ended May 31, 2005 compared to year ended May 31, 2004, you conclude that a $34.6 million decline in license fees was due “to a reduction in new and existing client business activity due to continued consolidation and uncertainty in the industry, as well as competing priorities such as Sarbanes-Oxley compliance by public companies, reducing capital spending on software.”  Revise your disclosure throughout to present quantitative information about the factors you identify as contributors to material changes.  See section III.D of Release 33-6833.

Response:

Lawson acknowledges the Staff’s comment to quantify each factor identified as events that contributed to a material change within Management’s Discussion and Analysis and believes that in our Form 10-K for the period ended May 31, 2005 and first quarter Form 10-Q for the period ended August 31, 2005 Lawson has quantified and measured to the extent that information was available.

In future filings, Lawson will continue to ensure that we quantify each factor identified as events that contributed to a material change within Management’s Discussion and Analysis.

Disclosure about Contractual Obligations and Commercial Commitments

60.                  With respect to the tabular disclosure of contractual obligations, please specify the goods or services that constitute “purchase obligations.” See Item 303(a)(5)(ii)(D) of Regulation S-K.

Response:

Lawson has revised the disclosure of purchase obligations in its most recent Form 10-Q filed for the period ended November 30, 2005 to reflect the Staff’s comments.

Item 9A.  Controls and Procedures

61.                  We note your disclosure here and in your Form 10-Q for the quarterly period ended August 31, 2005 under Item 4, that your “Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective in ensuring that all information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Act rules and forms.” Tell us how you considered Exchange Act Rule 13a-15(a) and the requirement to state, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response:

Lawson did evaluate fully the requirements that its officers considered the adequacy of its disclosure controls and procedures to ensure that information required to be disclosed in its reports was accumulated and communicated to executive management, including Robert G. Barbieri, Executive Vice President and Chief Financial and Performance Officer and Harry Debes, President and Chief Executive Officer, to allow timely decisions regarding required disclosures.  In response to the Staff’s comment, Lawson amended its disclosures within “Item 4. Controls and Procedures” in its Form 10-Q for the period ended November 30, 2005 and will also comply with the Staff’s comment in future periodic filings.

Note 2.  Summary of Significant Accounting Policies

Revision in the Classification of Certain Securities

62.                  We note your disclosure does not indicate the impact this reclassification had on your cash and cash equivalents at May 31, 2004.  Tell us how you considered describing and quantifying the impact this reclassification had on your cash flows from investing activities for the year ended May 31, 2004 as well as the prior periods presented.

Response:

Lawson acknowledges the Staff’s comment that our disclosures in our Form 10-K do not quantify the effect the reclassification had on its balance sheet and statement of cash flows.  We respectfully request that we be able to comply with the Staff’s comment in our Form 10-Q for the quarter ended November 30, 2005.  On page F-9 of that Form 10-Q, we disclosed the quantification of the effect of reclassifying auction rate securities on our consolidated balance sheet at May 31, and our consolidated statement of cash flows for the years ended May 31, 2004 and May 31, 2003.

63.                  Tell us what consideration you have given to the impact of the reclassification of auction rate securities on your Item 307 requirements for disclosure controls and procedures and the 308(c) reporting requirements regarding changes in internal control procedures.

Response:

In assessing Item 307 disclosure controls and procedures and Item 308(c) changes in internal control over financial reporting, Lawson determined the reclassification was a significant deficiency based on the prudent official test under AS No. 2, but not a material weakness and therefore not subject to disclosure.

Lawson performed a SAB 99 analysis to assess whether the reclassifications of the prior period amounts were material as to require restatement.  Management and the Audit Committee viewed these reclassifications to be of immaterial as we have historically spoken to investors about liquidity and capital resources in terms of cash and short term investments in the aggregate.  Additionally, Lawson does not have any financial covenants that are affected by this reclassification.

Lawson believes that the conclusion reached in its SAB 99 analysis and its evaluation of a control deficiency in internal control over financial reporting should be consistent. In this situation, Lawson determined that the reclassification of auction rate securities was not material under SAB 99 nor material to the prudent official under AS No. 2.

Closing Comment

The Company will provide supplementally the acknowledgements requested by the Staff in the Closing Comments of the Comment Letter.

*     *     *     *     *

We believe the Amendment responds completely to all of the issues raised in the Comment Letter.  If you have any questions regarding this letter or the Amendment, please feel free to contact me at (612) 343-7962.

The representations contained herein are those of Lawson and not of Dorsey & Whitney LLP.

Sincerely,

/s/ Jonathan B. Abram
Jonathan B. Abram

cc:           Bruce McPheeters, Esq., Lawson Holdings, Inc.

Niklas Bjorkqvist, Intentia International AB

Steve L. Camahort, O’Melveny & Myers LLP